Ex 99(k)(5)

Ramius Archview Credit and Distressed Fund

Multiple Class Expense Allocation Plan Pursuant to Rule 18f-3

This Multiple Class Plan (the “Plan”) is adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), effective as of May 25, 2016, on behalf of Ramius Archview Credit and Distressed Fund (the “Fund”).

A.           General Description of Classes that are Offered

Prior to the adoption of the Plan, the Fund will offer only a single class of shares of beneficial interest. As of a date following the effective date of the Fund’s receipt of multi-class exemptive relief from the Securities and Exchange Commission (the “Exemptive Relief Date”), the Fund will offer two (2) classes of shares of beneficial interest: Class A Shares and Class I Shares.  All Fund interests outstanding as of the Exemptive Relief Date will be redesignated as Class A Shares or Class I Shares. In addition, pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a Distribution and Service Plan (the “12b-1 Plan”) under which shares of certain classes are subject to service and/or distribution fees. A general description of the fees applicable to each class of shares is set forth below.

1.
Class A. Class A Shares are subject to a sales load of up to 3.00% of the investment amount. Class A Shares are subject to a monthly fee at the annual rate of 0.75% of the month end net assets of the Fund attributable to Class A Shares under the 12b-1 Plan.

2.	Class I. Class I Shares are not subject to a sales load. Class I Shares are not subject to a fee under the 12b-1 Plan.

B.           Expense Allocation of Each Class

All expenses incurred by the Fund will be allocated among its classes of shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the 12b-1 Plan of that class (if any), shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

In addition to any fees under the 12b-1 Plan, each class of shares may, by action of the Fund’s Board of Trustees (the “Board”) or its delegate, also pay a different amount of the following expenses:

1.	administrative and/or accounting or similar fees (each as described in the Fund’s prospectus, as amended or supplemented from time to time);

2.	legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses and proxies;

3.	Blue Sky fees incurred by a specific class;

4.	Securities and Exchange Commission registration fees incurred by a specific class;

5.	expenses of administrative personnel and services required to support the Shareholders of a specific class;

6.	Trustees’ fees incurred as a result of issues relating to a specific class;

7.	Auditor’s fees, litigation expenses, and other legal fees and expenses relating to a specific class;

8.	incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

9.	account expenses relating solely to a specific class;

10.	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class;

11.
any such other expenses (not including advisory fees (subject to subsection (12) below) or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class; and

12.
the Incentive Fee and the Quarterly Payments (each as defined in the Fund’s Prospectus included in Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 and any subsequent amendments thereto) shall be calculated on a class-by-class basis as described therein.

C.           Voting Rights

Each share of the Fund entitles the shareholder of record to one vote.  Shareholders of each class will vote separately as a class to approve any material increase in payments applicable to each class authorized under the 12b-1 Plan and on other matters for which class voting is required under applicable law. In addition, each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

D.           Waivers and Reimbursements

Fees and expenses may be waived or reimbursed by Ramius Advisors, LLC the Fund’s investment adviser, or any other service provider. Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes.

E.           Income, Gains and Losses

Income and realized and unrealized capital gains and losses shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

The Fund may allocate income and realized and unrealized capital gains and losses to each share based on relative net assets (settled shares) of each class, as permitted by Rule 18f-3 under the 1940 Act.

F.           Dividends

Dividends paid by the Fund, with respect to its classes of shares, to the extent any dividends are paid, will be calculated in the same manner, at the same time and will be in the same amount, except that any expenses relating to a class of shares will be borne exclusively by that class.

G.           Class Designation

Subject to approval by the Board, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

H.           Additional Information

This Plan is qualified by and subject to the terms of Post-Effective Amendment No.1 for the applicable classes; provided, however, that none of the terms set forth in any such registration statement shall be inconsistent with the terms of the classes contained in this Plan.  The Post-Effective Amendment No.1 for the Class A Shares and Class I Shares contains additional information about those classes and the Fund's multiple class structure.